UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70710/October 18, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15517

In the Matter of

ACUNETX, INC.,
ALLIANCE PHARMACEUTICAL CORP.,
BBV VIETNAM S.E.A. ACQUISITION CORP.,
CASH TECHNOLOGIES, INC.,
CONSPIRACY ENTERTAINMENT HOLDINGS, INC.,
DEMATCO, INC., AND
INTERACTIVE SYSTEMS WORLDWIDE, INC.

ORDER MAKING FINDINGS AND
REVOKING REGISTRATIONS BY
DEFAULT

SUMMARY

This Order revokes the registrations of the registered securities of Alliance Pharmaceutical Corp. (ALLP),[1] BBV Vietnam S.E.A. Acquisition Corp. (BBVVF), Cash Technologies, Inc. (CTQN), and Conspiracy Entertainment Holdings, Inc. (CPYE) (collectively, Respondents).[2] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 24, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission periodic reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by September 30, 2013.[3] To date, none

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[1] The short form of each issuer's name is also its stock symbol.

[2] AcuNetx, Inc., Dematco, Inc., and Interactive Systems Worldwide, Inc., remain in the proceeding.

[3] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ALLP (CIK No. 736994)[4] is a New York corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ALLP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010. As of September 13, 2013, the common stock of ALLP was quoted on OTC Link (formerly "Pink Sheets") operated by OTCMarkets Group Inc. (OTC Link), had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BBVVF (CIK No. 1415586) is a Marshall Islands corporation located in Woodland Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BBVVF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[5] for the period ended December 31, 2008. As of September 13, 2013, the common stock of BBVVF was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CTQN (CIK No. 1022964) is a Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CTQN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2009, which reported a net loss of $5,886,520 for the prior nine months. On August 22, 2000, CTQN filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, which was closed on November 29, 2001. As of September 13, 2013, the common stock of CTQN was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CPYE (CIK No. 1136424) is an expired Utah corporation located in Santa Monica, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CPYE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported

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[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

a net loss of $563,271 for the prior nine months. As of September 13, 2013, the common stock of CPYE was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required periodic reports, Respondents violated Exchange Act Section 13(a) and rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Alliance Pharmaceutical Corp. is REVOKED;

the REGISTRATION of the registered securities of BBV Vietnam S.E.A. Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Cash Technologies, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Conspiracy Entertainment Holdings, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge